UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

148411 309

(Cusip Number)

Jonathan B. Mellin

30 N. LaSalle Street

Suite 1232

Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 2 of 12

1.	Names of Reporting Persons: SGF, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,022,286
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 11,022,286
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,022,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

14.9% based on 73,910,334 shares of Common Stock outstanding as of August 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020.

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 3 of 12

1.	Names of Reporting Persons: W. B. & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 4 of 12

1.	Names of Reporting Persons: Jonathan B. Mellin
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,186,054
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 163,768
	10.	Shared Dispositive Power: 11,022,286
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,186,054
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.

Percent of Class Represented by Amount in Row (11):

15.1% based on 73,910,334 shares of Common Stock outstanding as of August 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 5 of 12

1.	Names of Reporting Persons: Reuben S. Donnelley
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 6 of 12

1.	Names of Reporting Persons: FOM Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 7 of 12

EXPLANATORY NOTE

This Amendment No. 23 (this “Amendment No. 23”) relates to the shares of Common Stock (as defined below) of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. This Amendment No. 23 is being filed (i) to update the number of outstanding shares of the Company, as provided by the Company on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020; (ii) to reflect that on October 21, 2020, Jonathan Mellin purchased 138,962 shares of Common Stock that were beneficially owned by FOM Corporation, WB & Co., The Northern Trust Company, and Reuben S. Donnelley (together with Jonathan Mellin, the “Simpson Beneficial Owners”), at a purchase price of $0.26 per share (the “Stock Transfer”); and (iii) to reflect a decrease in the number of shares of Common Stock of the Company beneficially owned by certain Simpson Beneficial Owners in connection with the Stock Transfer. Except as otherwise set forth herein, this Amendment No. 23 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

ITEM 4.	PURPOSE OF TRANSACTION.

Except as otherwise noted below, the Common Stock of the Company is being held by the Reporting Persons for investment purposes only and the Reporting Persons do not have any plans or proposals with respect to such Common Stock as enumerated in clauses (a) through (j) of the paragraph below of this Item 4.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Jonathan B. Mellin, in their fiduciary capacities as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of the foregoing paragraph of this Item 4.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Common Stock, dispose of some or all of the Common Stock, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Common Stock.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 8 of 12

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information concerning percentages of ownership set forth on the facing pages for SGF, LLC, WB & Co., Jonathan Mellin, Reuben Donnelley and FOM Corporation is based on 73,910,334 shares of Common Stock outstanding as of August 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020. The Reporting Persons’ interest in the securities of the Company are as follows:

(a)

SGF, LLC: 11,022,286 shares of Common Stock (14.9% based on 73,910,334 shares of Common Stock outstanding as of August 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020.) This amount does not include shares issuable upon conversion of the 2024 Notes (see Item 6).

W.B. & Co.: No securities are beneficially owned.

Jonathan B. Mellin: 11,186,054 shares of Common Stock (15.1% based on 73,910,334 shares of Common Stock outstanding as of August 12, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020.) This amount does not include shares issuable upon conversion of the 2024 Notes (see Item 6).

Reuben S. Donnelley: No securities are beneficially owned.

FOM Corporation: No securities are beneficially owned.

(b)	See facing pages for each Reporting Person.

(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 6.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 31, 2017 (the “Effective Date”), the Company was reorganized pursuant to an Amended Prepackaged Joint Plan of Reorganization (the “Plan”). Under the terms of the Plan, on that date, all of the Company’s previously issued and outstanding common stock was automatically cancelled and extinguished, including the common stock beneficially owned by the Reporting Persons.

Pursuant to the Plan, the Reporting Persons entered into a Stockholders Agreement, dated August 31, 2017, by and among the Company, the Reporting Persons and certain other holders of the Company’s common stock, par value $0.01 per share (the “Common Stock”) (the “Stockholders Agreement”). The Stockholders Agreement provides, among other things, for the election of directors to the reorganized Company’s board, for preemptive rights for certain stockholders, and for certain provisions relating to the sale or transfer of Common Stock by the parties to the Stockholders Agreement. The Reporting Persons may be deemed as part of a group consisting of the stockholder parties to the Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of any shares of New Common Stock held by any other party to the Stockholders Agreement, except to the extent of any pecuniary interest such Reporting Person may have.

Pursuant to the Plan, the Reporting Persons entered into a Registration Rights Agreement, dated August 31, 2017, by and among the Company, the Reporting Persons and certain other investors (the “Registration Rights Agreement”). The Registration Rights Agreement provides, among other things, grants the investors customary shelf registration rights and additional registration rights.

The Reporting Persons are all associated with an extended family group and various trusts, estates and estate planning vehicles established by certain deceased and surviving family members. Mr. Mellin acts in various capacities with respect to the family interests and has been deputized by certain family members, trusts, estates and estate planning vehicles (the “Deputizing Persons”), including the Reporting Persons, to serve on the board of directors of the reorganized Issuer. The Reporting Persons (together with certain of the other Deputizing Persons)

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 9 of 12

may be deemed to constitute a group pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934. Each Reporting Person disclaims beneficial ownership of any shares of New Common Stock held by any other Reporting Person or Deputizing Person, except to the extent of any pecuniary interest such Reporting Person may have.

On February 26, 2020, SGF entered into a support agreement with the Company pursuant to which SGF agreed to tender its 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (“2022 Notes”) to the Company in connection with the Company’s offer to holders of the 2022 Notes to exchange such notes (the “Exchange Offer”) for shares of the Company’s Common Stock and for 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (“2024 Notes”). In the support agreement, SGF also agreed to consent to certain amendments of the indenture governing the 2022 Notes.

On March 27, 2020, in connection with the completed Exchange Offer, SGF tendered its outstanding 2022 Notes and was issued 10,815,730 shares of Common Stock and 2024 Notes having an aggregate principal amount of $14,644,793. The 2024 Notes are initially convertible into 2.1939631 shares of Common Stock per $1.00 principal amount at the option of the holders. However, the mode of payment may be changed at any time at the sole discretion of the Company. Accordingly, any right to receive shares is subject to a material contingency outside the control of SGF, and SGF does not beneficially own any shares of Common Stock which might be acquired.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2020

SGF, LLC

By:	/s/ Reuben S. Donnelley
Reuben S. Donnelley
Managing Member

W.B. & CO.

By:	/s/ Jonathan B. Mellin
Jonathan B. Mellin
General Partner

/s/ Jonathan B. Mellin
Jonathan B. Mellin

/s/ Reuben S. Donnelley
Reuben S. Donnelley

FOM CORPORATION

By:	/s/ Jonathan B. Mellin
Jonathan B. Mellin
President

CUSIP No. 148411 309	SCHEDULE 13D/A	Page 11 of 12

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.